Filed by AirGate PCS, Inc., AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: AirGate PCS, Inc., AGW Leasing Company, Inc., AirGate Network Services, LLC and AirGate Service Company, Inc. Commission File No.: 333-109165


[AirGate PCS Logo - GRAPHIC OMITTED]


Contact: Will Seippel
         Chief Financial Officer
         404-525-7272


                   AIRGATE PCS, INC. ANNOUNCES FOURTH QUARTER
                        AND YEAR-END FISCAL 2003 RESULTS
                          ----------------------------
               CASH AND CASH EQUIVALENTS INCREASE TO $54.1 MILLION

ATLANTA (December 18, 2003) - AirGate PCS, Inc. (OTCBB: PCSA.OB), a PCS Affiliate of Sprint, today announced financial and operating results for its fourth quarter and fiscal year ended September 30, 2003.

Highlights of the quarter for stand-alone AirGate include the following:

o Cash and cash equivalents increased to $54.1 million from $30.8 million from the third fiscal quarter of 2003 and from $4.9 million at the end of fiscal year 2002.

o Net loss improved to ($7.8) million from ($29.1) million in the fourth fiscal quarter of 2002.

o EBITDA, earnings before interest, taxes, depreciation and amortization, was $15.3 million, an increase of $21.5 million from ($6.2) million in the fourth fiscal quarter of 2002.

o The Company announced a proposed debt restructuring to strengthen its balance sheet and substantially reduce debt service in 2005 and beyond.

Fourth Quarter Review
On an AirGate stand-alone basis, excluding iPCS, total revenues were $89.3 million during the fourth fiscal quarter of 2003 compared with $87.4 million for the same period last year. Net loss for AirGate on a stand-alone basis was ($7.8) million for the fourth fiscal quarter of 2003 and ($29.1) million for the same period of fiscal 2002. On a stand-alone basis, EBITDA, a non-GAAP financial measure, for AirGate was $15.3 million during the fourth fiscal quarter of 2003 compared with ($6.2) million for the fourth fiscal quarter of 2002. AirGate EBITDA for the quarter was favorably impacted by special Sprint settlements of $1.9 million and the effects of cost cutting measures taken earlier in the year. Included in the AirGate fourth fiscal quarter of 2003 results are financial restructuring-related expenses of approximately $3.0 million.

Consolidated revenues for the fourth fiscal quarter ended September 30, 2003 were $89.3 million compared with $137.2 million for the prior-year period. The Company reported a net loss of ($7.8) million, or ($0.29) per share, for the three months ended September 30, 2003, compared with a net loss of ($615.0) million, or ($23.83) per share, in the same period of fiscal 2002. Consolidated EBITDA was $15.3 million during the fourth quarter of fiscal 2003, which compares with an EBITDA loss of ($566.4) million during the fourth quarter of fiscal 2002. During the quarter ended September 30, 2002, the Company recorded goodwill impairments of $199.7 million, property and equipment impairments of $44.5 million, and intangible asset impairments of $312.0 million, each of which was related to iPCS. The results of the unrestricted iPCS subsidiary are included in the consolidated results of the fourth fiscal quarter of 2002, but are excluded from the fourth fiscal quarter of 2003 as a result of iPCS filing a Chapter 11 bankruptcy case on February 23, 2003 for the purpose of effecting a court-administered reorganization.


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



AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 2
December 18, 2003


Fiscal 2003 Review
For the fiscal year ended September 30, 2003, stand-alone AirGate had revenues of $331.3 million and a net loss of ($42.2) million. For 2002, stand-alone AirGate had revenues of $313.5 million and a net loss of ($92.8) million. On a stand-alone basis, EBITDA for AirGate improved by $63.5 million to $46.8 million for the year, compared with ($16.7) million for fiscal 2002. AirGate net loss and EBITDA for fiscal 2003 were favorably impacted by $25.0 million in higher service revenues, a $27.3 million reduction in sales and marketing expenses, primarily in advertising, a $16.1 million improvement in bad debt expense and $8.6 million in special settlements received from Sprint. The improvements in net loss were partially offset by financial restructuring-related expenses of approximately $3.0 million, increased interest expense of $7.2 million and increased depreciation and amortization expense of $5.8 million.

For the fiscal year ended September 30, 2003, the Company reported consolidated revenues of $410.0 million compared with $456.6 million for the prior year. The Company reported a net loss of ($84.8) million, or ($3.27) per share, for the fiscal year ended September 30, 2003, compared with a net loss of ($996.6) million or ($41.96) per share, for fiscal 2002. Consolidated EBITDA was $38.0 million for fiscal 2003. During the year ended September 30, 2002, the Company recorded goodwill impairments of $460.9 million, property and equipment impairments of $44.5 million, and intangible asset impairments of $312.0 million, each of which was related to the Company's investment in iPCS. The consolidated fiscal year results include the results of the unrestricted iPCS subsidiary for the period beginning December 1, 2001 and ending September 30, 2002 for fiscal year 2002 and for the period beginning October 1, 2002 and ending February 23, 2003 for fiscal year 2003.

During fiscal year 2003, the Company increased cash and cash equivalents by $49.2 million. The increase is primarily attributable to $10.5 from Sprint special settlements, $39.7 million from other operating cash flow activities and $17.0 million in additional borrowings under the AirGate credit facility, offset by $16.0 million in capital expenditures and $2.0 in payments under the credit facility.

"This past year has been full of challenges for AirGate, " said Thomas M. Dougherty, president and chief executive officer of AirGate PCS. "The Company has been encumbered by the bankruptcy and separation of iPCS from AirGate, the lingering effects on the business and on our subscriber base of the Clear Pay program, loss in market share, more competitive conditions and the restructuring of the debt on our balance sheet."

"Despite these added challenges in fiscal 2003, we have continued to focus on enhancing our operating performance with our `smart-growth' strategy," Dougherty continued. "The first phase of this strategy has been targeted on improving EBITDA and increasing cash while realizing slower, higher credit quality subscriber growth. As evidence of this progress, in the fourth quarter we achieved our third consecutive quarter of double-digit positive EBITDA (in millions) for stand-alone AirGate. In addition, we achieved fourth quarter EBITDA of $15.3 million despite incurring approximately $3.0 million of expenses related to our financial restructuring."


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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 3
December 18, 2003



"As for the second phase of the strategy, we have taken steps to improve our capital structure," Dougherty continued. "First, we have increased our cash position to $54.1 million during the fourth quarter from $30.8 million at the end of the prior quarter. Second, we are in the middle of pursuing a financial restructuring which would reduce our debt service in 2005 and beyond. We believe that our proposed restructuring will provide AirGate with a more appropriate level of leverage for the current wireless environment. Furthermore, with a restructured balance sheet, we believe we will be in a better position to further improve the margins in our business and build more value for our stakeholders."

"As disclosed when we announced our proposed financial restructuring, during the fourth quarter we experienced some additional challenges," Dougherty continued. "Gross activations were softer than originally expected with the loss of distribution channels such as Circuit City and declines in market share. Further exacerbating this was a spike up in churn by about 50 basis points. Despite the contraction in our subscriber base by approximately 4,700 subscribers during the quarter, monthly recurring revenues not only held firm but also increased in absolute terms over the prior quarter. Although we expect subscriber growth to be relatively flat in the quarter ending December 31, 2003, we have also made progress in the current quarter towards improving future subscriber growth with the addition of a major local distributor."

"We are optimistic about our prospects for fiscal 2004 and the completion of our proposed financial restructuring," Dougherty continued. "Our noteholders and lenders have supported us during the challenges we have faced over the past 18 months and in our restructuring efforts. We have entered into an amendment of our credit facility, which provides needed flexibility to complete the restructuring and additional financial covenant flexibility. We have asked the noteholders who are parties to the support agreement to extend the expiration date to February 14, 2004, to provide us additional time to complete the SEC review process. We look forward to completing this financial restructuring so we can focus our efforts on phases three and four of our strategy in which we plan to pursue reductions in many of our operating expenses currently controlled by Sprint, improvements to churn, and other initiatives to accelerate the growth and profitability of our business."

Operating and Performance Metrics
Additional operating and performance metrics, which include non-GAAP financial measures, for the fourth quarter and fiscal year ended September 30, 2003 for AirGate stand-alone and iPCS include the following:

                                     Quarter Ended                                   Quarter Ended
                                   September 30, 2003                             September 30, 2002
                          --------------------------------------    -----------------------------------------------
                            AirGate      iPCS(1)     Combined          AirGate           iPCS          Combined
                          --------------------------------------    -----------------------------------------------
Gross Additions                 34,464     --            34,464             48,276          44,832          93,108
Net Additions                  (4,697)     --           (4,697)              1,836          20,551          22,387
Ending Subscribers             359,460     --           359,460            339,139         215,694         554,833
Churn                            3.41%     --             3.41%              4.30%           3.60%           4.04%
ARPU                               $61     --               $61                $63             $54             $59
CCPU                               $52     --               $52                $63             $61             $62
CPGA                              $403     --              $403               $507            $367            $440
EBITDA                     $15,256,000     --       $15,256,000       ($6,150,000)  ($560,205,000)  ($566,355,000)
Capital Expenditures        $7,106,000     --       $ 7,106,000         $9,058,000     $10,597,000     $19,655,000



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 4
December 18, 2003





                                     Fiscal Year Ended                              Fiscal Year Ended
                                     September 30, 2003                             September 30, 2002
                          -----------------------------------------    ---------------------------------------------
                            AirGate      iPCS(1)       Combined           AirGate          iPCS         Combined
                          -----------------------------------------    ---------------------------------------------
Gross Additions               172,007        59,403        231,410            247,221        127,028        374,249
Net Additions(2)               20,321        14,199         34,520            104,116         66,072        170,188
Ending Subscribers            359,460      --              359,460            339,139        215,694        554,833
Churn                           3.20%         4.00%          3.50%              3.50%          3.00%          3.40%
ARPU                              $60           $53            $59                $61            $54            $59
CCPU                              $50           $58            $52                $59            $62            $60
CPGA                             $364          $356           $362               $387           $388           $387
EBITDA                    $46,827,000  ($8,783,000)    $38,044,000      ($16,703,000)  ($842,583,000) ($859,286,000)
Capital Expenditures      $16,023,000    $9,921,000    $25,944,000        $41,338,000    $55,722,000    $97,060,000

(1) iPCS calculations reflect results up to February 23, 2003; operations subsequent to this date have been excluded
(2) Elimination of subscriber reserve resulted in an increase in net additions of 4,187 (AirGate) and 2,252 (iPCS)


Guidance for December 31, 2003 Quarter
We anticipate that revenues for the quarter ending December 31, 2003 will be consistent with those reported for the first fiscal quarter of 2003. We anticipate that expenses will increase over the prior quarter ended September 30, 2003 as gross subscriber additions increase slightly and we incur additional expenses related to the financial restructuring. We anticipate that our subscriber base will remain relatively flat compared to the quarter ended September 30, 2003.

Churn has improved to lower levels in October and November; however, the implementation on November 24, 2003 of wireless local number portability in 35% of our markets makes churn trends more difficult to predict in the near term. Wireless local number portability has not had a significant effect on our business since its November 24, 2003 implementation; however, its impact during the quarter ending December 31, 2003 and beyond is difficult to predict.

iPCS Treatment
As previously announced, AirGate's unrestricted subsidiary, iPCS, Inc. and its subsidiaries, iPCS Wireless, Inc. and iPCS Equipment, Inc., filed a Chapter 11 bankruptcy case on February 23, 2003, for the purpose of effecting a court-administered reorganization. Subsequent to February 23, 2003, AirGate no longer consolidated the accounts and results of operations of iPCS and the accounts of iPCS were recorded as an investment using the cost method of accounting. The financial and operating results presented here for the fourth fiscal quarter of 2003 are for AirGate stand-alone. On October 17, 2003, AirGate transferred its iPCS stock to a trust organized under Delaware law and no longer has any interest in iPCS. As a result of this transfer, iPCS will be accounted for as a discontinued operation and the iPCS investment (approximately $184 million credit balance carrying amount) will be eliminated and recorded as a non-monetary gain from disposition of discontinuing operations.

Credit Facility Amendment
In contemplation of the proposed restructuring, AirGate entered into an amendment to its credit facility on November 30, 2003. Certain changes are effective and are used in determining compliance with financial covenants for periods ending December 31, 2003 and thereafter. These changes clarify certain ambiguities and modify the definition of, and period for calculating, EBITDA for purposes of complying with financial covenants under the credit facility. Management expects these changes to generally assist AirGate in complying with these financial covenants for the next twelve months. Under the amendment, AirGate is required to pre-pay $10.0 million of principal on the date the



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 5
December 18, 2003



restructuring is complete. Of this prepayment, $7.5 million will be credited against principal payments otherwise due in 2004 and $2.5 million will be credited against principal payments otherwise coming due in 2005. Other changes are not effective unless the restructuring is completed.

Reduction in Sprint/Affiliate Roaming Rate
Sprint has unilaterally reduced the reciprocal roaming rate among Sprint and its PCS Affiliates, including the Company, over time, from $0.20 per minute of use prior to June 1, 2001, to $0.10 per minute of use in calendar 2002 to $0.058 per minute of use in 2003. On December 4, 2003, Sprint notified us that it intends to reduce the reciprocal roaming rate to $0.041 per minute of use in 2004. If this reduction had been in effect in fiscal 2003, it would have increased our net loss by $4.3 million.

Auditor Opinion
In connection with their audit of our year-end financial results, KPMG LLP, our independent auditors, included an explanatory paragraph for "going concern" in their audit opinion with respect to our fiscal 2003 financial statements. Such an explanatory paragraph would result in a default under our credit facility. We have obtained an amendment of our credit facility to permit this explanatory paragraph and prevent a default under the credit facility.

Additional Information
AirGate has filed an exchange offer registration statement and a proxy statement relating to the restructuring transaction and exchange offer with the Securities and Exchange Commission (the "SEC"). Broadview International, LLC and Masson and Company are advising AirGate on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. AirGate and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirGate with respect to the transactions contemplated by the exchange offer. Information about AirGate's directors and officers is included in AirGate's Annual Report on Form 10-K filed with the SEC on December 16, 2003 and in AirGate's Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of AirGate's common stock or AirGate's 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) because they contain important information.

Preliminary drafts of these documents have been filed, and amendments to these documents have and will be filed, with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC's web site at www.sec.gov. You may also obtain each of these documents (when available) from AirGate by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.


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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 6
December 18, 2003


Conference Call
AirGate PCS will hold a conference call to discuss this press release Friday, December 19, 2003, at 9:00 a.m. ET. A live broadcast of the conference call will be available on-line at www.airgatepcsa.com or www.fulldisclosure.com. To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call through the close of business on January 19, 2004

About AirGate PCS
AirGate PCS, Inc. is the PCS Affiliate of Sprint with the right to sell wireless mobility communications network products and services under the Sprint brand in territories within three states located in the Southeastern United States. The territories include over 7.2 million residents in key markets such as Charleston, Columbia, and Greenville-Spartanburg, South Carolina; Augusta and Savannah, Georgia; and Asheville, Wilmington and the Outer Banks of North Carolina.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This news release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the wireless industry, our beliefs and our management's assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

Factors that could cause actual results to differ include: the ability to completed the proposed debt restructuring, the unsettled nature and increased competitiveness of the wireless market; the potential need for additional sources of liquidity; the potential to continue to experience a high rate of customer turnover; the effects of wireless local number portability; our ability to predict future customer growth, as well as other key operating metrics; the competitiveness and impact of Sprint wireless pricing plans, products and services; the ability to successfully launch and leverage 3G products and services; customer credit quality; our ability to retain customers; the ability of Sprint to provide back office, customer care and other services or our ability to outsource these services; the impact on our relationship with Sprint of our efforts to more closely examine Sprint charges and amounts payable by Sprint; the prices charged by Sprint for its services; the impact of our disputes with Sprint; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; rates of penetration in the wireless industry; impacts of spending cuts on network quality, customer retention and customer growth; anticipated future losses; the significant level of indebtedness; the current economic slowdown; the impact of the iPCS bankruptcy filing; adequacy of bad debt and other reserves; and the volatility of AirGate PCS' stock price.

For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this news release, please refer to AirGate PCS' filings with the Securities and Exchange Commission ("SEC"), especially in the "risk factors" section of AirGate PCS' Form 10-K for the fiscal year ended September 30, 2003 and in subsequent filings with the SEC. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 7
December 18, 2003


Financial Measures and Key Operating Metrics
In this press release, the Company uses several key operating metrics and non-GAAP financial measures. In Schedule I, the Company defines each of these metrics and provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure. These financial measures and operating metrics are a supplement to GAAP financial information and should not be considered as an alternative to, or more meaningful than, net loss, cash flow or operating loss as determined in accordance with GAAP.



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 8
December 18, 2003




                       AirGate PCS, Inc., and Subsidiaries
                  Condensed Balance Sheet at September 30, 2003
                                   (Unaudited)
           (dollars in thousands, except share and per share amounts)




                                                      AirGate PCS, Inc.
                                                      -----------------
ASSETS
Current Assets:
     Cash and cash equivalents                         $   54,078
     Accounts receivable, net                              26,994
     Receivable from Sprint PCS                            15,809
     Inventories                                            2,132
     Prepaid expenses                                       2,107
     Other current assets                                     145
                                                      -----------------
        Total current assets                              101,265
Property and equipment, net                               178,070
Financing costs                                             6,682
Other assets                                                4,899
                                                      -----------------
        Total assets                                   $  290,916
                                                      =================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
     Accounts payable and accrued expenses             $   18,049
     Payable to Sprint PCS                                 45,069
     Deferred revenue                                       7,854
     Current maturities of long term debt and
      capital lease obligations                            17,775
                                                      -----------------
        Total current liabilities                          88,747


Long-term debt and capital lease obligations,
 excluding current maturities                             386,509
Investment in iPCS                                        184,115
Other long term liabilities                                 8,542
                                                      -----------------
        Total liabilities                                 667,913

Stockholders' equity (deficit):
     Common stock                                             259
     Additional paid-in-capital                           923,888
     Unearned stock compensation                             (203)
     Accumulated deficit                               (1,300,941)
                                                      -----------------
        Total stockholders' equity (deficit)             (376,997)
                                                      -----------------
         Total liabilities and stockholders'           $  290,916
         equity (deficit)                             =================



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 9
December 18, 2003


                       AirGate PCS, Inc., and Subsidiaries
                 Condensed Consolidated Statements of Operations
                                  (Unaudited)
           (dollars in thousands, except share and per share amounts)



                                                                     Three Months Ended              Year Ended
                                                                        September 30,               September 30,
                                                                  ----------------------    --------------------------
                                                                    2003          2002          2003             2002
                                                                  ----------------------    --------------------------
Revenues:
     Service revenue                                              $ 66,449     $ 96,943     $ 309,377       $ 327,365
     Roaming revenue                                                19,653       35,704        86,672         111,162
     Equipment revenue                                               3,215        4,505        13,988          18,030
                                                                  ----------------------    --------------------------
                                                                    89,317      137,152       410,037         456,557
                                                                  ----------------------    --------------------------
Operating Expenses:
     Cost of services and roaming (exclusive
       of depreciation, as shown separately below)                 49,119        94,470       243,191         311,303
     Cost of equipment                                              6,019        13,486        28,419          43,592
     Selling and marketing                                         10,839        31,098        68,186         116,610
     General and administrative expenses                            8,049         7,178        30,228          25,851
     Depreciation and amortization                                 11,662        32,288        67,483         109,529
     Loss on disposal of property and equipment                        35         1,074         1,969           1,074
     Impairment of goodwill                                            -        199,708           -           460,920
     Impairment of property and equipment                              -         44,450           -            44,450
     Impairment of intangibles                                         -        312,043           -           312,043
                                                                  ----------------------    --------------------------
         Total operating expenses                                 85,723        735,795       439,476       1,425,372
                                                                  ----------------------    --------------------------
         Operating loss                                            3,594       (598,643)      (29,439)       (968,815)
                                                                  ----------------------    --------------------------
     Interest income                                                 135             60           229             590
     Interest expense                                            (11,544)       (16,401)      (55,547)        (57,153)
                                                                  ----------------------    --------------------------
         Loss before income tax benefit                           (7,815)      (614,984)       (84,757)    (1,025,378)
                                                                  ----------------------    --------------------------
         Income tax benefit                                          -              -              -           28,761
                                                                  ----------------------    --------------------------
         Net loss                                               $ (7,815)    $ (614,984)     $ (84,757)    $ (996,617)
                                                                  ----------------------    --------------------------



Basic and diluted net loss per share of common stock             $ (0.29)      $ (23.83)       $ (3.27)      $ (41.96)

Basic and diluted weighted-average outstanding common shares  25,941,052     25,801,138     25,908,414     23,751,507



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 10
December 18, 2003


                       AirGate PCS, Inc., and Subsidiaries
          Condensed Consolidating Statements of Operations for the Year
                            Ended September 30, 2003
                                   (Unaudited)
           (dollars in thousands, except share and per share amounts)

                                                                                                                       Consolidated
                                                                     AirGate                                              AirGate
                                                                    PCS, Inc.       iPCS, Inc.         Eliminations       PCS, Inc.
                                                                  ------------     ------------       --------------    -----------
Revenues:
     Service revenue                                               $ 251,481        $ 57,896             $ -             $ 309,377
     Roaming revenue                                                  68,222          18,893            (443)               86,672
     Equipment revenue                                                11,645           2,575            (232)               13,988
                                                                 -------------    -------------    --------------   ---------------
                                                                     331,348          79,364            (675)              410,037
Operating Expenses:
Cost of services and roaming (exclusive
       of depreciation, as shown separately below)                   187,365          56,269            (443)              243,191
     Cost of equipment                                                21,522           7,129            (232)               28,419
     Selling and marketing                                            51,769          16,417               -                68,186
     General and administrative expenses                              23,347           6,881               -                30,228
     Depreciation and amortization                                    46,494          20,989               -                67,483
     Loss on disposal of property and equipment                          518           1,451               -                 1,969
                                                                 -------------    -------------    --------------   ---------------
         Total operating expenses                                    331,015         109,136            (675)              439,476
                                                                 -------------    -------------    --------------   ---------------
         Operating loss                                                  333         (29,772)              -               (29,439)
     Interest expense, net                                           (42,519)        (12,799)              -               (55,318)
                                                                 -------------    -------------    --------------   ---------------
         Loss before income tax benefit                              (42,186)        (42,571)              -               (84,757)
         Income tax benefit                                                -               -               -                     -
                                                                 -------------    -------------    --------------   ---------------
         Net loss                                                  $ (42,186)      $ (42,571)            $ -             $ (84,757)
                                                                 =============    =============    ==============   ===============

Note: AirGate did not apply push down accounting for the acquisition of iPCS.



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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 11
December 18, 2003



                                   SCHEDULE I

Financial Measures and Key Operating Metrics
We use certain operating and financial measures that are not calculated in accordance with accounting principles generally accepted in the United States, or GAAP. A non-GAAP financial measure is defined as a numerical measure of a company's financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

Terms such as subscriber net additions, average revenue per user ("ARPU"), churn, cost per gross addition ("CPGA") and cash cost per user ("CCPU") are important operating metrics used in the wireless telecommunications industry. These metrics are important to compare us to other wireless service providers. ARPU, CCPU and CPGA also assist management in budgeting and CPGA also assists management in quantifying the incremental costs to acquire a new subscriber. Except for churn and net subscriber additions, we have included a reconciliation of these metrics to the most directly comparable GAAP financial measure. Churn and subscriber net additions are operating statistics with no comparable GAAP financial measure. ARPU, CPGA and CCPU are supplements to GAAP financial information and should not be considered an alternative to, or more meaningful than, revenues, expenses or net loss as determined in accordance with GAAP. In calculating CCPU, we exclude depreciation and amortization and selling and marketing expenses. CCPU is intended to provide an estimate of the ongoing cash costs of maintaining our existing subscribers. By excluding depreciation and amortization, the non-cash costs of assets needed to support our subscribers in not apparent. Further, by excluding selling and marketing expenses, all expenses to continue operating our business are not apparent to investors.

Earnings before interest, taxes, depreciation and amortization, or "EBITDA", is a performance metric we use and which is used by other companies. Management believes that EBITDA is a useful adjunct to net loss and other measurements under GAAP because it is a meaningful measure of a company's performance, as interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. EBITDA also assists management in evaluating operating performance and is sometimes used to evaluate performance for executive compensation. We have included below a presentation of the GAAP financial measure most directly comparable to EBITDA, which is net loss, as well as a reconciliation of EBITDA to net loss. We have also provided a reconciliation to net cash provided by (used in) operating activities as supplemental information. EBITDA is a supplement to GAAP financial information and should not be considered an alternative to, or more meaningful than, net loss, cash flow or operating loss as determined in accordance with GAAP. EBITDA has distinct limitations as compared to GAAP information such as net loss, cash flow or operating loss. By excluding interest and tax payments for example, it may not be apparent that both represent a reduction in cash available to the Company. Likewise, depreciation and amortization, while non-cash items, represent generally the devaluation of assets that produce revenue for the Company.

EBITDA, ARPU, churn, CPGA and CCPU as used by the Company may not be comparable to a similarly titled measure of another company.

The following terms used in this report have the following meanings:

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

"ARPU" summarizes the average monthly service revenue per user, excluding roaming revenue. The Company excludes roaming revenue from it ARPU calculation because this revenue is generated from customers of Sprint and other carriers that use our network and not directly from our subscribers. ARPU is computed by dividing service revenue for the period by the average subscribers for the period.


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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Page 12
December 18, 2003


"Churn" is the average monthly rate of subscriber turnover that both voluntarily and involuntarily discontinued service during the period, expressed as a percentage of the average subscribers. Churn is computed by dividing the number of subscribers that discontinued service during the period, net of 30-day returns, by the average subscribers for the period.

"CPGA" summarizes the average cost to acquire new subscribers during the period. CPGA is computed by adding the income statement components of selling and marketing (including commissions), cost of equipment and activation costs (which are included as a component of cost of service) and reducing that amount by the equipment revenue recorded. That net amount is then divided by the total new subscribers acquired during the period.

"CCPU" is a measure of the average monthly cash costs to operate the business on a per user basis consisting of subscriber support, network operations, service delivery, roaming expense, bad debt expense, wireless handset upgrade subsidies (but not commissions) and other general and administrative costs, divided by average subscribers for the period.




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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Schedule I - Page 1
December 18, 2003


                   AirGate PCS, Inc., and Subsidiaries
        Reconciliation of AirGate Stand-Alone and iPCS Non-GAAP Financial Measures
              for the Three Months Ended September 30, 2003
                               (Unaudited)

The reconciliation of EBITDA to net cash provided by (used in) operating activities, as determined in accordance with GAAP, is as follows:

                                                                    AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
    Net cash provided by (used in) operating activities                $ 21,898                 $ -             $ 21,898
            Change in operating assets and liabilities                   (5,723)                  -               (5,723)
            Interest expense                                             11,544                   -               11,544
            Accretion of interest                                        (8,540)                  -               (8,540)
            Interest income                                                (135)                  -                 (135)
            Provision for doubtful accounts                              (1,395)                  -               (1,395)
            Other expense                                                (2,393)                  -               (2,393)
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ 15,256                 $ -             $ 15,256
                                                              ==================   =================    =================
The reconciliation of EBITDA to our reported net loss, as determined in accordance with GAAP, is as follows:


                                                                     AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Net loss                                                          $ (7,815)                $ -             $ (7,815)
         Depreciation and Amortization                                   11,662                   -               11,662
         Interest income                                                   (135)                  -                 (135)
         Interest Expense                                                11,544                   -               11,544
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ 15,256                 $ -             $ 15,256
                                                              ==================   =================    =================

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

                                                                       AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Average Revenue Per User (ARPU):
         Service Revenue                                               $ 66,449                 $ -             $ 66,449
         Average subscribers                                            361,809                   -              361,809
     ARPU                                                                  $ 61                 $ -                 $ 61

The reconciliation of CCPU to cost of service expense as determined in accordance with GAAP, is calculated as follows:

                                                                       AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Cash Cost Per User (CCPU):
         Cost of service expense                                       $ 49,119                 $ -             $ 49,119
         Less: Activation expense                                          (249)                  -                 (249)
         Plus: General and administrative expense                         8,049                   -                8,049
                                                              -----------------    ----------------     ----------------
            Total cash costs                                           $ 56,919                 $ -             $ 56,919
                                                              ==================   =================    =================
         Average subscribers                                            361,809                   -              361,809
     CCPU                                                                  $ 52                 $ -                 $ 52

The reconciliation of CPGA to selling and marketing expense as determined in accordance with GAAP, is calculated as follows:

                                                                       AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Cost Per Gross Addition (CPGA):
         Sales and marketing expense                                   $ 10,839                 $ -             $ 10,839
         Plus: Activation expense                                           249                   -                  249
         Plus: Cost of equipment                                          6,019                   -                6,019
         Less: Equipment revenue                                         (3,215)                  -               (3,215)
                                                              -----------------    ----------------     ----------------
            Total acquisition costs                                    $ 13,892                 $ -             $ 13,892
                                                             ==================   =================    =================
         Gross additions                                                 34,464                   -               34,464
     CPGA                                                                 $ 403                 $ -                $ 403






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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Schedule I - Page 2
December 18, 2003



                       AirGate PCS, Inc., and Subsidiaries
   Reconciliation of AirGate Stand-Alone and iPCS Non-GAAP Financial Measures
                      for the Year Ended September 30, 2003
                                   (Unaudited)
                (dollars in thousands, except per unit amounts)

    The reconciliation of EBITDA to net cash provided by (used in) operating activities, as determined in accordance with GAAP, is as follows:

                                                                  AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
     Net cash provided by (used in) operating activities               $ 50,182            $ (7,634)            $ 42,548
            Change in operating assets and liabilities                   (6,061)              1,267               (4,794)
            Interest expense                                             42,706              12,841               55,547
            Accretion of interest                                       (32,698)            (11,589)             (44,287)
            Goodwill impairment                                               -                   -                    -
            Interest income                                                (187)                (42)                (229)
            Provision for doubtful accounts                              (5,218)             (1,694)              (6,912)
            Other expense                                                (1,897)             (1,932)              (3,829)
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ 46,827            $ (8,783)            $ 38,044
                                                              ==================   =================    =================

The reconciliation of EBITDA to our reported net loss, as determined in accordance with GAAP, is as follows:

                                                                   AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
     Net loss                                                           (42,186)          $ (42,571)           $ (84,757)
         Depreciation and Amortization                                   46,494              20,989               67,483
         Interest income                                                   (187)                (42)                (229)
         Interest Expense                                                42,706              12,841               55,547
         Income Tax benefit                                                   -                   -                    -
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ 46,827            $ (8,783)            $ 38,044
                                                              ==================   =================    =================

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

                                                                    AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
         Average Revenue Per User (ARPU):
         Service Revenue                                              $ 251,481            $ 57,896            $ 309,377
         Average subscribers                                            349,300             222,794              438,418
     ARPU                                                                  $ 60                $ 53                 $ 59

The reconciliation of CCPU to cost of service expense as determined in accordance with GAAP, is calculated as follows:

                                                     AirGate             iPCS(2)            Eliminations          Combined
                                                -----------------    ----------------     ----------------     ---------------
     Cash Cost Per User (CCPU):
         Cost of service expense                        $ 187,365 (1)        $ 56,269 (1)           $ (443)          $243,191
         Less: Activation expense                            (996)               (194)                   -             (1,190)
         Plus: General and administrative
               expense                                     23,347               6,881                    -             30,228
                                                -----------------    ----------------     ----------------     ---------------
            Total cash costs                            $ 209,716            $ 62,956               $ (443)          $272,229
                                                ==================   =================    =================    ===============
         Average subscribers                              349,300             222,794                                 438,418
     CCPU                                                    $ 50                $ 58                                    $ 52

The reconciliation of CPGA to selling and marketing expense as determined in accordance with GAAP, is calculated as follows:

     Cost Per Gross Addition (CPGA):                   AirGate             iPCS(2)            Eliminations          Combined
                                                 -----------------    ----------------     ----------------    ---------------
         Sales and marketing expense                     $ 51,769            $ 16,417                  $ -           $ 68,186
         Plus: Activation expense                             996                 194                    -              1,190
         Plus: Cost of equipment                           21,521 (1)           7,130 (1)             (232)            28,419
         Less: Equipment revenue                          (11,645)(1)          (2,575)(1)              232            (13,988)
                                                -----------------=    ----------------     ----------------    ---------------
            Total acquisition costs                      $ 62,641            $ 21,166                  $ -           $ 83,807
                                                ==================    ================     ================    ===============
         Gross additions                                  172,007              59,403                                 231,410
     CPGA                                                   $ 364               $ 356                                   $ 362

Notes

(1) Amounts are reflected prior to the elimination of intercompany transactions.

(2) For 2003, iPCS amounts represent the period between October 1, 2002 and February 23, 2003. For 2003, average subscribers for combined entity is a weighted average.




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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Schedule I - Page 3
December 18, 2003




                       AirGate PCS, Inc., and Subsidiaries
   Reconciliation of AirGate Stand-Alone and iPCS Non-GAAP Financial Measures
                  for the Three Months Ended September 30, 2002
                                   (Unaudited)
                 (dollars in thousands, except per unit amounts)

The reconciliation of EBITDA to net cash provided by (used in) operating activities, as determined in accordance with GAAP, is as follows:

                                                                    AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Net cash provided by (used in) operating activities                $ 1,626          $ (553,622)          $ (551,996)
            Change in operating assets and liabilities                   (6,279)             (3,727)             (10,006)
            Interest expense                                             10,714               5,687               16,401
            Accretion of interest                                        (6,282)             (7,947)             (14,229)
            Interest income                                                  (5)                (55)                 (60)
            Provision for doubtful accounts                              (4,375)               (216)              (4,591)
            Other expense                                                (1,549)               (325)              (1,874)
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ (6,150)         $ (560,205)          $ (566,355)
                                                              ==================   =================    =================

The reconciliation of EBITDA to our reported net loss, as determined in accordance with GAAP, is as follows:

                                                                   AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Net loss                                                         $ (29,141)         $ (585,843)          $ (614,984)
         Depreciation and Amortization                                   12,282              20,006               32,288
         Interest income                                                     (5)                (55)                 (60)
         Interest Expense                                                10,714               5,687               16,401
                                                              -----------------    ----------------     ----------------
     EBITDA                                                            $ (6,150)         $ (560,205)          $ (566,355)
                                                              ==================   =================    =================

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:

                                                                       AirGate               iPCS               Combined
                                                              -----------------    ----------------     ----------------
     Average Revenue Per User (ARPU):
         Service Revenue                                               $ 63,618            $ 33,325             $ 96,943
         Average subscribers                                            338,221             205,419              543,640
     ARPU                                                                  $ 63                $ 54                 $ 59

The reconciliation of CCPU to cost of service expense as determined in accordance with GAAP, is calculated as follows:


                                                      AirGate               iPCS             Eliminations          Combined
                                                -----------------    -----------------     -----------------   ---------------
     Cash Cost Per User (CCPU):
         Cost of service expense                         $ 59,286 (1)        $ 35,492 (1)           $ (308)          $ 94,470
         Less: Activation expense                            (570)               (311)                   -               (881)
         Plus: General and administrative
               expense                                      4,740               2,438                    -              7,178
                                                -----------------    -----------------     -----------------   ---------------
            Total cash costs                             $ 63,456            $ 37,619               $ (308)          $100,767
                                                ==================   =================     =================   ===============
         Average subscribers                              338,221             205,419                                 543,640
     CCPU                                                    $ 63                $ 61                                    $ 62

The reconciliation of CPGA to selling and marketing expense as determined in accordance with GAAP, is calculated as follows:

                                                      AirGate               iPCS             Eliminations          Combined
                                                -----------------    ----------------     -----------------    ---------------
     Cost Per Gross Addition (CPGA):
         Sales and marketing expense                     $ 19,414            $ 11,684                  $ -           $ 31,098
         Plus: Activation expense                             570                 311                    -                881
         Plus: Cost of equipment                            7,310 (1)           6,254 (1)              (78)            13,486
         Less: Equipment revenue                           (2,809)(1)          (1,774)(1)               78             (4,505)
                                                -----------------    -----------------    -----------------    ---------------
            Total acquisition costs                      $ 24,485            $ 16,475                  $ -           $ 40,960
                                                ==================   =================    =================    ===============
         Gross additions                                   48,276              44,832                    -             93,108
     CPGA                                                   $ 507               $ 367                                   $ 440

Note:  (1) Amounts are reflected prior to the elimination of intercompany transactions.




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
AirGate PCS Announces Fourth Quarter Fiscal 2003 Results
Schedule I - Page 4
December 18, 2003




                   AirGate PCS, Inc., and Subsidiaries
        Reconciliation of AirGate Stand-Alone and iPCS Non-GAAP Financial Measures
                  for the Year Ended September 30, 2002
                               (Unaudited)
             (dollars in thousands, except per unit amounts)


The reconciliation of EBITDA to net cash provided by (used in) operating activities, as determined in accordance with GAAP, is as follows:

                                                                     AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
     Net cash provided by (used in) operating activities              $ (24,460)          $ (20,782)           $ (45,242)
            Change in operating assets and liabilities                   24,446               3,017               27,463
            Interest expense                                             35,474              21,679               57,153
            Accretion of interest                                       (27,605)            (23,065)             (50,670)
            Goodwill and asset impairments                                    -            (817,413)            (817,413)
            Interest and other income                                      (161)               (429)                (590)
            Provision for doubtful accounts                             (21,343)             (5,590)             (26,933)
            Other expense                                                (3,054)                  -               (3,054)
                                                              -----------------    ----------------     ----------------
     EBITDA                                                           $ (16,703)         $ (842,583)          $ (859,286)
                                                              ==================   =================    =================


The reconciliation of EBITDA to our reported net loss, as determined in accordance with GAAP, is as follows:

                                                                     AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
     Net loss                                                         $ (92,780)         $ (903,837)          $ (996,617)
         Depreciation and Amortization                                   40,764              68,765              109,529
         Interest income                                                   (161)               (429)                (590)
         Interest Expense                                                35,474              21,679               57,153
         Income Tax benefit                                                   -             (28,761)             (28,761)
                                                              -----------------    -----------------     -----------------
     EBITDA                                                           $ (16,703)         $ (842,583)          $ (859,286)
                                                              ==================   =================    =================

The reconciliation of ARPU to service revenue, as determined in accordance with GAAP, is as follows:


                                                                     AirGate             iPCS(2)              Combined
                                                              -----------------    ----------------     ----------------
     Average Revenue Per User (ARPU):
         Service Revenue                                              $ 226,504           $ 100,861            $ 327,365
         Average subscribers                                            310,013             183,407              462,852
     ARPU                                                                  $ 61                $ 54                 $ 59

The reconciliation of CCPU to cost of service expense as determined in accordance with GAAP, is calculated as follows:

     Cash Cost Per User (CCPU):                        AirGate            iPCS(2)            Eliminations         Combined
                                                -----------------    ----------------     -----------------    ---------------
         Cost of service expense                        $ 204,153 (1)       $ 107,924 (1)           $ (774)          $311,303
         Less: Activation expense                          (1,830)               (907)                   -             (2,737)
         Plus: General and administrative
                expense                                    18,143               7,708                    -             25,851
                                                -----------------    -----------------    -----------------    ---------------
            Total cash costs                            $ 220,466           $ 114,725               $ (774)          $334,417
                                                ==================   =================    =================    ===============
         Average subscribers                              310,013             183,407                                 462,852
     CCPU                                                    $ 59                $ 62                                    $ 60


The reconciliation of CPGA to selling and marketing expense as determined in accordance with GAAP, is calculated as follows:

     Cost Per Gross Addition (CPGA):                   AirGate             iPCS(2)            Eliminations          Combined
                                                -----------------    ----------------     -----------------     --------------
         Sales and marketing expense                     $ 79,099            $ 37,511                  $ -           $116,610
         Plus: Activation expense                           1,830                 907                    -              2,737
         Plus: Cost of equipment                           27,778 (1)          16,107 (1)             (293)            43,592
         Less: Equipment revenue                          (13,027)(1)          (5,296)(1)              293            (18,030)
                                                -----------------    ----------------     -----------------    ---------------
            Total acquisition costs                      $ 95,680            $ 49,229                  $ -           $144,909
                                                ==================   =================    =================    ===============
         Gross additions                                  247,221             127,028                                 374,249
     CPGA                                                   $ 387               $ 388                                   $ 387

Notes:
(1) Amounts are reflected prior to the elimination of intercompany transactions.

(2) For 2002, iPCS amounts represent the period between December 1, 2002 and June 30, 2002. For 2002, average subscribers for combined entity is a weighted average.




                                      -END-